Sub-Item 77c

Matters Submitted to a Vote of Shareholders

There was a Special Meeting of Shareholders of the Russell Investment Company held at 1301 Second Avenue, 18th Floor, Seattle, Washington on April 14, 2014 to consider and act upon the proposals below.

The result of each vote accompanies the description of each matter.

Proposal to reclassify the Russell Investment Grade Bond Fund's investment objective from fundamental to non-fundamental.

     Vote: Shares For 5,526,357 Against 38,876,917 Abstain 59,736 Broker Non-Vote 20,784,887

Total 35,247,897

Vote to disapprove reclasification of investment objective.

Proposal to reclassify the Russell International Developed Markets Fund's investment objective from fundamental to non-fundamental.

     Vote: Shares For 7,993,362 Against 65,031,507 Abstain 1,120,602 Broker Non-Vote 37,712,804

Total 111,858,275

Vote to disapprove reclasification of investment objective. Proposal to reclassify the Russell U.S. Defensive Equity Fund's investment objective from fundamental to non-fundamental.

     Vote: Shares For 10,759,696 Against 11,769,806 Abstain 1,513,094 Broker Non-Vote 7,971,649

Total 32,014,245

Vote to disapprove reclasification of investment objective.